November 2, 2007

Mail Stop 6010

Patrick C. Henry
Chief Executive Officer
Entropic Communications, Inc.
9276 Scranton Road, Suite 200
San Diego, California 92121

>>Re:<<**Entropic Communications, Inc.**
Registration Statement on Form S-1
Amended October 30, 2007
File No. 333-144899

Dear Mr. Henry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 129

1.	We note your response to our prior comment 16. We reissue the comment. Please disclose the terms of the transactions in which the selling security holders acquired the securities that they will convert or exercise to obtain the common stock to be sold in this offering. Include the date and the consideration paid.

2.	We note your reference to a potential change in the identity of the sources of the shares to be used for the over-allotment option. Please confirm our understanding that you will amend your filing before you seek acceleration of your registration statement's effective date to disclose the actual sources of the shares to be used. Otherwise, please tell us how you believe you can change the sources of the over-allotment shares after effectiveness while at the same time complying with all requirements of the federal securities laws, including (1) ensuring that the each party offering or selling securities has registered its securities as required by

>   Section 5 of the Securities Act, (2) providing all disclosure required by
>   Regulation S-K Item 507, and (3) filing the opinion required by Regulation S-K
>   Item 601(b)(5) that accurately opines on the securities that are to be sold.

Exhibit 5.1

3.   Given the limitation in the exhibit that your counsel's opinion "is expressed only
        with respect to the general corporation laws of the State of Delaware," please
        have your counsel confirm to us in writing, and submit its written confirmation as
        correspondence on the EDGAR system, that it concurs with our understanding
        that the reference and limitation to "the general corporation laws of the State of
        Delaware" includes the statutory provisions and also all applicable provisions of
        the Delaware Constitution and reported judicial decisions interpreting these laws.
        Please see Section VIII.A.14 of the Division of Corporation Finance's *Outline of
        Current Issues and Rulemaking Projects* (November 14, 2000).

Consents of Independent Registered Public Accounting Firms – Exhibits 23

4.   We see the consent for the audit report on the registrant does not reflect the
        updated dual dating. In an amendment, please revise the text of the consent to
        refer to the actual dating of the audit report included in the filing.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian Cascio at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax):   Frederick T. Muto, Esq.
                Jason L. Kent, Esq.
                Charles S. Kim, Esq.